Exhibit 99.1

Nova Minerals Advises Permitting for the West Susitna Access Road to the Estelle Project Site has been Submitted

Anchorage Alaska, July 28, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announced that the Alaska Industrial Development and Export Authority (AIDEA) has submitted its application to the U.S. Army Corps of Engineers for the permitting of the West Susitna Access Road. The permitting process for the all-weather public and industrial road will occur in 2025-2026 and further strengthens Nova’s momentum as it advances the Estelle Project.

The proposed 78.5-mile long road will begin approximately 1.4 miles west of Alexander Creek and extend to the Whiskey Bravo airstrip and mineral exploration camp (Figure 1). Following the Skwentna River’s northern edge before crossing to its southern side, the route is designed to allow year-round public access to lands that are currently difficult to reach except by air or water.

As a company deeply committed to advancing responsible exploration and unlocking Alaska’s critical mineral potential, Nova Minerals sees this project as essential infrastructure for future development in the region. With this road in place, not only will essential logistics and access be significantly improved, but new opportunities are expected to also arise for Alaskan families, local businesses, and resource developers alike.

Highlights

•	The Alaska Industrial Development and Export Authority (AIDEA) has submitted its application to the U.S. Army Corps of Engineers for the permitting of the West Susitna Access Road, which will occur in 2025/2026.

•	The West Susitna Access Road is a critical infrastructure project, consisting of a 78.5-mile all-weather road for both public and industrial use (Figure 1). It is intended to support the Estelle Project and the surrounding region and is expected to lower barriers to resource development, substantially reduce the cost of mining in the West Susitna region, and enhance local access and economic opportunities.

•	The road will connect to a separate road project being led by the Alaska Department of Transportation & Public Facilities (ADOT&PF) that will extend 22-miles of new public and industry road surface west from the existing road system and will include a large bridge across the Susitna River.

•	The ADOT&PF project is scheduled to begin construction in late 2025 and to be fully constructed by 2026/2027.

•	Pursuant to Executive Order 14153, the Governor of Alaska has requested that the Assistant Secretary of the Army for Civil Works render “all assistance” required to obtain the necessary approvals for the project.

•	Pursuant to Executive Order 14241, the Governor has also requested that the project be deemed a “priority project” and placed on an expediated permitting schedule, as well as emergency approval pursuant to section 2 of Executive Order 14156, as the project is important to Alaska, the Nation, and the future of the Nation’s energy dominance and national security.

Nova CEO, Mr Christopher Gerteisen commented: “The West Susitna Access Road represents a critical step forward for the Mat-Su region, Alaska, and beyond. This transformative infrastructure project is expected to not only unlock significant economic opportunities by facilitating resource development, but also enhance local access and create jobs in the process. We are proud to support AIDEA and the state’s ongoing efforts to build a stronger, more sustainable future through infrastructure development. The state’s commitment to expanding access to Alaska’s vast public lands aligns well with our shared vision for long-term economic growth and national security. We are excited to see the potential positive impact this project could have on both the local community and the state’s broader economic landscape.”

West Susitna Road Welcomed by Government Officials and Local Stakeholders

Gov. Mike Dunleavy welcomed the advancement of the project, calling it a strategic move to boost economic development in the region: “AIDEA’s West Susitna Road holds significant value for Alaskans, especially local residents seeking better access to hunting, fishing, recreation, and potential opportunities in mining, processing, and manufacturing.”

Funding for the road is expected to follow a public-private partnership model similar to AIDEA’s Delong Mountain Transportation System, which supports the Red Dog Mine. That approach has previously yielded long-term economic gains through infrastructure that serves both public and private needs.

Support for the project spans political and community lines. Matanuska-Susitna Borough Mayor Edna DeVries called the road “a strategic investment in our region’s future,” emphasizing its potential to provide long-overdue access for families and businesses. “Reliable road access means a stronger local economy and more opportunities for recreation and responsible development,” DeVries said.

State lawmakers have also backed the project as a critical step in unlocking Alaska’s resource potential. “The West Susitna Access is an exciting opportunity not only to potentially unlock some of Alaska’s extraordinary resource potential, but to provide all Alaskans new access to the recreation and outdoor opportunities found in the West Su,” said Rep. Kevin McCabe.

Sen. Mike Shower highlighted the national security and economic benefits of increased access to minerals like copper, gold, and antimony. “Responsible resource development is critical for Alaska, the United States and our allies,” he said, noting the road’s potential role in supporting jobs and technology supply chains.

Public land access advocates have also weighed in. Rod Arno, public policy director for the Alaska Outdoor Council, said the group “remains in strong support of the state creating more overland access to public lands/waters for all Alaskans.” He added that resource roads have historically become gateways to outdoor recreation and that the council will monitor the project’s progress to ensure renewable resource protections remain strong.

Local business owners echoed that enthusiasm. Cindi Hermans, president of Friends of West Susitna and owner of the Skwentna Roadhouse, called the permit application a long-awaited milestone: “It has been a long time coming, and we are eager to see the positive impact it will have on our community and surrounding areas.”

Nova Minerals stands firmly behind the West Susitna Access Project and looks forward to working alongside stakeholders to realize the shared benefits this infrastructure will bring to all Alaskans.

The permit application marks a key regulatory step in the project’s development and begins a review process that includes federal agency input and opportunities for public comment. The project reflects Alaska’s constitutional mandate to develop state lands for maximum public benefit, balancing access, economic development, and conservation.

To see the full press release from AIDEA on the permit application please click the link below

https://www.aidea.org/Portals/0/PressReleases/AIDEA%20Press%20Release%2007-25-2025%20AIDEA%20Submits%20Permit%20Application%20for%20the%20West%20Susitna%20Access%20Project.pdf?ver=OmxeVXuP2Ai2WXwQ3nyhzg%3d%3d

Watch the AIDEA West Susitna Access video here: https://www.youtube.com/watch?v=WZRiDq8c9Os

West Susitna Access Project

LEGEND
WEST SUSITNA ACCESS PROJECT
OVERVIEW
AIDEA
Skwentna River Bridge
Chickak River Bridge
Skwentna River Bridge
End of Project near Whiskey Bravo Airstrip MP 78.5
Whiskey Bravo Airstrip
MS17
MS16
MS15
MS14
MS13
MS12
MS11
MS10
MS09
MS08
MS07
MS06
MS05
MS04
MS03
MS02
MS01
MP 75
MP 70
MP 65
MP 60
MP 55
MP 50
MP 45
MP 40
MP 35
MP 30
MP 25
MP 20
MP 15
MP 10
MP 5
MP 0
Skwentna
Skwentna Roadhouse
Shell Creek Maintenance Station
Shell Creek Airstrip
Shell Creek Bridge
Skwentna River Bridge
Upper 8 Mile Creek Bridge
Clear Creek Bridge
Bear Creek Bridge
Upper Sucker Creek Bridge
Wolverine Creek Bridge
DOT&PF/AIDEA Terminus
DOT&PF WSA Project Proposed Action
LAKE CREEK RECREATION RIVER
KROTO & MOOSE CREEK RECREATION RIVER
ALEXANDER CREEK RECREATION RIVER
TALACHULITNA RECREATION RIVER
WILLOW CREEK STATE RECREATION AREA
NANCY LAKE STATE RECREATION AREA
LITTLE SUSITNA RECREATION RIVER
SUSITNA FLATS STATE GAME REFUGE
GOOSE BAY STATE GAME REFUGE
COOK INLET REGION INC
Willow
Cook Inlet
Anchorage

Figure 1. Proposed route for the West Susitna Access Road. Source AIDEA.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services.  Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering.  He is a qualified person with at least 5 years’ experience with this type of project.  By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services.  Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics.  He is a qualified person with at least 5 years of experience with these types of projects.  By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Nova Minerals Limited’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2025. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196